For Immediate Release	Exhibit 99.1

For More Information:
Michael G. Sanchez	Andy Mus
Chief Executive Officer	Senior Vice President
Coastal Banking Company Inc.	Marsh Communications LLC
904-321-0400	404-327-7662

Coastal Banking Company Reports Third Quarter 2007 Earnings

BEAUFORT, S.C., Nov. 7, 2007 – Coastal Banking Company Inc. (OTCBB: CBCO), the holding company for Lowcountry National Bank in Beaufort, S.C., and First National Bank of Nassau County in Fernandina Beach, Fla., reported net income of $384,143 for the quarter ended Sept. 30, 2007, compared to $1.1 million in the third quarter of 2006. Diluted earnings per share in the third quarter of 2007 were $0.15, compared to $0.41 for the same period in 2006.

The decline in earnings is attributable primarily to softening loan demand, coupled with higher salary, benefit and occupancy costs associated with the opening of a banking center in Port Royal, S.C., and, to a lesser degree, the opening of both loan production and wholesale mortgage operations in Atlanta. Also, the third quarter of 2006 included a one-time gain of $321,000 on the sale of real estate, which contributed $0.08 to the diluted earnings, making for a sharper contrast with the third quarter of 2007.

“We made a strategic decision to enhance our ability to generate income, especially fee-income, by opening new banking and lending operations this year,” said Michael G. Sanchez, chief executive officer. “We knew that the costs of these investments would limit earnings in the short term. While this did have an impact on income and earnings in the third quarter, softening demand for quality loans and a continuing flat yield curve compressed our interest income and net interest margin further than expected. While we are disappointed in the results, we are encouraged by the fact that the impact was driven by investments that should position us for higher income growth in 2008 and beyond.”

Total assets at Sept. 30, 2007, were $427.6 million, a 4.5 percent increase from $409.2 million at Sept. 30, 2006, and a rise of $1.3 million from Dec. 31, 2006. Total loans at the end of the third quarter were $283.4 million, compared to $289.1 million for the same period a year ago. Total deposits were $347.9 million at the end of the third quarter, an increase of $19.5 million from $328.4 million at the end of the third quarter of 2006. Net interest margin for the three months ended Sept. 30, 2007, was 3.18 percent, compared to 3.67 percent a year ago. Total shareholders’ equity was $45.5 million at Sept. 30, 2007, compared to $41.9 million a year ago and $43.2 million at the end of 2006.

Net interest income in the third quarter of 2007 totaled $3.2 million, a decline of $284,975 from a year ago. Noninterest income for the third quarter totaled $407,083, compared to $708,263 in the third quarter of 2006. Noninterest expense was $2.8 million, compared to $2.4 million a year ago. Start-up costs related to the opening of new facilities in Port Royal and Atlanta during the third quarter totaled $363,000, pre-tax.

Net income for the first nine months of 2007 was $1.9 million, compared to $2.5 million for the same period in 2006. Diluted earnings per share for the first nine months of 2007 were $0.71, compared to $0.97 for the same period a year ago. Net interest income totaled $9.6 million for the first nine months of 2007, compared to $9.9 million in the same period last year. Year-to-date noninterest income was $1.5 million at Sept. 30, 2007, compared to $1.6 million a year ago. Noninterest expense for the nine months ended Sept. 30, 2007, increased $860,975 from a year ago to $8.0 million.

“With our most recent investments largely complete, we now have the infrastructure in place to generate increased income growth and run our company largely without adding staff for the next several quarters, with the possible exception of a new branch in Savannah, Ga., in the fourth quarter of 2008,” said Sanchez. “We expect our loan production and wholesale mortgage operations to begin generating income in early 2008, and our Port Royal bank branch to contribute positively to earnings next year as well.”

CBCO Reports Third Quarter 2007 Earnings, page 2

Within its first month of operation, the wholesale lending group funded nearly $2 million in loans available for sale and had a pipeline of loans in process in excess of $6 million. Expenses from originating these loans were recorded in the third quarter, while the gain from the sale of these loans likely will be realized in the fourth quarter.

“As we have stated previously, our wholesale mortgage operation is originating only full-documentation, conforming mortgage loans, and all loans are being pre-sold into the secondary market, eliminating nearly all interest-rate risk,” said Sanchez.

The company’s credit quality continued to compare favorably to its peer group of community banks. Net charge-offs as a percentage of total loans held steady at 0.04 percent in the third quarter, unchanged from a year ago and the previous quarter. Allowance for loan losses in the third quarter totaled $3.5 million, or 1.26 percent of loans outstanding, compared to $3.4 million, or 1.14 percent of loans outstanding, in the same period a year ago, and $3.4 million, or 1.22 percent of loans outstanding, in the previous quarter.

Nonaccrual loans as a percentage of total loans at the end of the third quarter increased to 101 basis points from 2 basis points at the end of the previous quarter. The increase is due largely to issues with a single borrower in default. The collateral values securing this relationship have been marked down, and a resolution is expected in 2008.

“Although coastal markets in South Carolina, Georgia and northeast Florida are showing the same weakness as much of the Southeast region, our overall credit quality remains satisfactory,” said Sanchez. “Our highest priorities are maintaining credit quality, controlling past due loans and resolving credit issues. It is important to note that we entered the real estate downturn with good credit quality, adequate reserves and minimal loan issues, which has positioned us on solid ground from which to control any future credit issues.”

About Coastal Banking Company Inc.

Coastal Banking Company Inc., based in Beaufort, S.C., is the $428 million-asset bank holding company of Lowcountry National Bank (LNB) in Beaufort, and First National Bank (FNB) of Nassau County in Fernandina Beach, Fla. LNB serves coastal South Carolina through full-service banking offices in Beaufort, Hilton Head and Port Royal. In addition to its full-service branch in Fernandina Beach, FNB operates a division, The Georgia Bank, which has a full-service branch in Meigs, Ga., and loan production offices in Savannah, Ga. FNB also operates loan production offices in Atlanta and Jacksonville, Fla., and a wholesale mortgage division based in Atlanta. Coastal Banking Company’s banks provide a full range of consumer and business banking services. The company’s common stock is publicly traded on the OTC Bulletin Board under the symbol CBCO. For more information, please visit the company’s Web site, www.coastalbanking.com.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This release contains forward-looking statements including statements relating to present or future trends or factors generally affecting the banking industry and specifically affecting Coastal’s operations, markets and products. Without limiting the foregoing, the words "believes," "anticipates," "intends," "expects," or similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties. Actual results could differ materially from those projected for many reasons, including, without limitation, changing events and trends that have influenced Coastal’s assumptions, but that are beyond Coastal's control. These trends and events include (i) changes in the interest rate environment which may reduce margins, (ii) not achieving expected growth, (iii) less favorable than anticipated changes in the national and local business environments and securities markets, (iv) adverse changes in the regulatory requirements affecting Coastal, (v) greater competitive pressures among financial institutions in Coastal's markets, (vi) greater loan losses than historic levels, and (vii) difficulties in expanding our banking operations into a new geographic market.  Additional information and other factors that could affect future financial results are included in Coastal’s filings with the Securities and Exchange Commission.

All written or oral forward-looking statements are expressly qualified in their entirety by these cautionary statements. Please also read the additional risks and factors described from time to time in reports and registration statements filed with the Securities and Exchange Commission. Coastal Banking Company, Inc. undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

CBCO Reports Third Quarter 2007 Earnings, page 3

	9/30/2007	9/30/2006	12/31/2006
Balance Sheet:
Total assets	427,557,955	409,239,708	426,210,069
Total equity	45,508,668	41,853,705	43,171,486
Total equity-tangible	34,686,813	31,307,792	32,215,806
Shares outstanding	2,433,712	2,376,989	2,402,594
Book value/share	18.70	17.61	17.97
BV/share - tangible	14.25	13.17	13.41
Asset Quality:
Allowance to loans	1.26%	1.14%	1.19%
Net c/o % loans	0.04%	0.04%	0.04%
Impaired loans	5,506,000	2,506,000	4,165,000
Earnings:
Quarter ending:		9/30/2007	9/30/2006
Net income		384,143	1,068,218
Basic eps		0.16	0.45
Diluted eps		0.15	0.41
Weighted avg shares o/s basic		2,423,897	2,376,653
Weighted avg shares o/s diluted		2,598,016	2,594,021
Net interest rate spread		2.71	3.11
Net interest margin		3.18	3.67
Efficiency ratio		78.25%	56.87%
Return on average tangible assets		0.37%	1.08%
Return on average tangible equity		4.48%	13.94%
YTD:		9/30/2007	9/30/2006
Net income		1,854,336	2,515,717
Basic eps		0.77	1.06
Diluted eps		0.71	0.97
Weighted avg shares o/s basic		2,414,909	2,375,042
Weighted avg shares o/s diluted		2,609,710	2,586,139
Net interest rate spread		2.79	3.25
Net interest margin		3.25	3.74
Efficiency ratio		72.40%	62.04%
Return on average tangible assets		0.60%	0.90%
Return on average tangible equity		7.42%	11.70%